UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein, and is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. ("Orckit" or the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On June 27, 2013, the Company was notified by the trustee of the Company's Series A convertible notes and the trustee of the Company's Series B convertible notes that the holders of such notes have unanimously approved the proposed plan of arrangement among the Company and the holders of such notes, which contemplates the retirement of such notes, among other things.  The plan of arrangement is described in the Company's proxy statement filed with the Securities and Exchange Commission on a Report on Form 6-K on June 26, 2013.

On June 30, 2013, the Company exercised its right to redeem $0.7 million aggregate principal amount of the senior secured notes issued to two funds managed by Hudson Bay Capital Management on March 18, 2013, thereby redeeming such notes in their entirety without penalty.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

Date: July 1, 2013	By:	/s/ Izhak Tamir
Izhak Tamir
Chief Executive Officer